Filed Pursuant to Rule 433

Registration No. 333-151010

Pricing Term Sheet

May 20, 2008

Chesapeake Energy Corporation

$800,000,000 aggregate principal amount of 7.25% Senior Notes due 2018

The following information supplements the Preliminary Prospectus Supplement, dated May 19, 2008, filed pursuant to Rule 424, Registration Statement No. 333-151010.

Title of securities:	7.25% Senior Notes due 2018

Aggregate principal amount offered:	$800,000,000 principal amount

Principal amount per note:	$1,000

Price to public:	100% of principal amount

Net proceeds to Chesapeake Energy Corporation, after underwriters’ discount, but before other offering expenses:	$787,000,000

Use of proceeds:	We intend to use the net proceeds from this offering, together with the net proceeds from our pending public offering of Contingent Convertible Notes, to fund the redemption of our 7.75% Senior Notes due 2015, to temporarily repay indebtedness outstanding under our revolving bank credit facility and for general corporate purposes.

Concurrent Offering:	On May 19, 2008, we commenced a separate public offering of $500 million in aggregate principal amount of Contingent Convertible Notes due 2038. The aggregate principal amount of Contingent Convertible Notes due 2038 offered in the separate offering is being increased to up to $1.2 billion, plus an overallotment option. The additional proceeds from any such increase will be applied to temporarily repay additional indebtedness outstanding under our revolving bank credit facility. Neither this offering, nor the offering of Contingent Convertible Notes, is contingent on the other.

Underwriters’ discount:	1.625%

Estimated expenses of notes offering:	$250,000

Annual interest rate:	7.25% per annum

Interest payment dates:	June 15 and December 15 of each year, commencing December 15, 2008

Record dates:	June 1 and December 1

Maturity:	December 15, 2018

Make-whole redemption:	At any time prior to the maturity date at Treasury Rate plus 50 basis points.

Ranking:	Senior unsecured

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, Banc of America Securities LLC, Deutsche Bank Securities Inc., Lehman Brothers Inc. and Greenwich Capital Markets, Inc.

Senior Co-Managers:	Barclays Capital Inc., Comerica Securities, Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC and Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BOSC, Inc., Calyon Securities (USA) Inc., Fortis Securities LLC, Natixis Bleichroeder Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc., TD Securities (USA) LLC, UMB Financial Services, Inc. and Wedbush Morgan Securities Inc.

Trade date:	May 20, 2008

Settlement date:	May 27, 2008 (T+4)

CUSIP:	165167 CC9

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.